UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00035

Jurisdiction of Organization: Delaware

IRS EIN: 38-3989694

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

(866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2022 and ending June 30, 2022 (the “Operating Period”), the Company had net income of $1,247,096. The Company had total revenue of $3,987,012 with expenses of $2,739,916. Material expenses included acquisition costs and expenses related to the sale of assets, totaling $1,557,101 and $421,706, respectively.

The Company has total assets of $14,412,951 consisting primarily of mortgage loans and REO assets held for sale in the amount of $13,865,872. Total liabilities of $3,930,601 consist primarily of balances due to related parties in the amount of $3,482,461.

During the Operating Period, the Company did not acquire additional mortgage loans.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $50,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on May 25, 2016, and the offering closed on May 24, 2018. At the conclusion of the Offering, the Company had sold $35,579,904 of Class A Interests.

As of June 30, 2022, cash balances totaled $30,987 and the book value of purchased assets totaled $10,846,388.

To buy loans, we used the proceeds from the Offering, advances from affiliates, and loans from third parties. Third party loans have been repaid and details on advances from affiliates can be found in the financial statements included below.

Trend Information

After closing the offering, the Company dedicated significant resources to ensure that the influx of capital was deployed effectively into investments with attractive potential returns. While this affected the timing of our earnings, it positioned the Company to generate strong future returns. Our previous purchase of two hyper-distressed loan pools also affected the timing of our earnings.

Additionally, during the Operating Period, the Company continued to be impacted because of the ongoing COVID-19 pandemic. While this had a negative impact on certain aspects of our business (e.g., it was difficult to foreclose on residential mortgages while various federal, state, and local moratoriums were in place), the federal government’s response to the pandemic had many positive impacts as well.

While we expect this trend to continue in the short term, we believe there is cause for optimism regarding the Company’s potential moving forward. Home prices are higher than they have been in a generation and conditions indicate a strong seller’s market in many parts of the country. This means new loans will be originated to purchase homes and it will be an easier market to sell homes for fair value once we receive title to the properties securing our mortgage loans. These trends will increase the profitability of the Company to our Investors.

Although we have no way of knowing whether these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2: Other Information

On May 6, 2022, the Company appointed Jorge Newbery to be the Chief Financial Officer, replacing Charles Halko who is no longer employed by the Company.

Also in May of 2022, Eric Seabrook was replaced as President of the Company by Laurice Srichinda.

After the Operating Period covered by this report, Robert Camerota was replaced as Vice President by Laurice Srichinda on August 2, 2022.

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Item 3: Financial Statements

2015a PLUS LLC
Balance Sheet
As of June 30, 2022

Total
ASSETS
Current Assets
Bank Accounts
Fifth Third 2015A + LLC	$19,863.69
Fifth Third-3523 2015A +	11,123.29
Total Bank Accounts	30,986.98
Accounts Receivable
Accounts Receivable - trade	(24,528.00)
Mortgages Rec	268,045.12
P&I Receivable	227,957.99
Other Acct Rec	0.00
Total Accounts Receivable - trade	471,475.11
Total Accounts Receivable	471,475.11
Other Current Assets
Undeposited Funds	0.00
Due to/from Related Parties	0.00
Due from preREO LLC	29,889.08
Due from AHP LLC	0.00
Due from AHPC	0.00
Due From ATS	0.00
Total Due to/from Related Parties	29,889.08
Prepaid Expense	14,727.45
Total Other Current Assets	44,616.53
Total Current Assets	547,078.62
Fixed Assets
Capitalized Technology Costs	65,025.00
Accumulated Depreciation	(65,025.00)
Total Fixed Assets	0.00

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Other Assets
Legal Retainer	0.00
Deferred offering costs	0.00
Acquisition Costs	4,224,518.22
Cap Expenses - Legal	2,709,600.94
Cap Expenses - Taxes	3,328,578.75
Cap Expenses - Comm/Incentives	85,203.13
Cap Expenses - Repairs & Maint	361,454.54
Cap Expenses - LN Servicg/Fees	0.00
Cap Expenses - Recording Fees	175,781.38
Cap Expenses - DIL	3,240.00
Cap Expenses - H/O Outreach	9,539.90
Principal payments	(1,277,454.24)
Cap Expenses - Utilities	22,012.58
Cap Expenses -Due Diligence	376,672.64
Cap Expenses -Title Reports	240,398.47
Cap Expenses - Misc	602,032.73
Document Management	39,190.66
Total Acquisition Costs	10,900,769.70
REO Acquisition Costs	4,359,980.00
Legal	0.00
Taxes	0.00
Commission/Incentives	0.00
Maintenance	0.00
Loan Servicing	0.00
Recording Fees	0.00
DIL Fees	0.00
Utilities	0.00
Agent Outreach	0.00
BPO & CMA	0.00
Title Reports	0.00
Tax Reports	0.00
HOA	0.00
Closing Costs	0.00
Total REO Acquisition Costs	4,359,980.00
Equity Investment in preREO	(1,394,877.55)
Deferred Financing Costs
Defer Keystone Loan Orig. Fees	0.00
Total Deferred Financing Costs	0.00
Total Other Assets	13,865,872.15
TOTAL ASSETS	$14,412,950.77

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LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	$37,432.06
Total Accounts Payable	37,432.06
Credit Cards
Credit Card - SW	0.00
Total Credit Cards	0.00
Other Current Liabilities
Accrued Expenses	322,210.08
Deposits/Earnest Money	0.00
Other Payables	0.00
Accrued Distributions	0.00
Investor Payable - Class A
Digital Wallet Balance	0.00
Total Investor Payable - Class A	0.00
Due to Fund America	0.00
Due to Related Parties	0.00
Other Current Liabilities	88,497.28
Total Other Current Liabilities	410,707.36
Total Current Liabilities	448,139.42
Long-Term Liabilities
Note Payable - AHPS	3,243,948.22
Due to AHP	0.00
Due to AHPS	7,237.50
Due to AHPC	231,275.70
Total Long-Term Liabilities	3,482,461.42
Total Liabilities	3,930,600.84
Equity
Investor capital - Class M	10,000.00
Investor Capital - Class A	39,664,962.65
Investor Tax Withholding Accoun	(133,517.94)
Retained Earnings	(394,343.73)
Members Equity	(1,705,923.41)
Investor Returns - Class A	(16,908,400.41)
Investor Redemptions - Class A	(11,297,523.70)
Net Income	1,247,096.47
Total Equity	10,482,349.93
TOTAL LIABILITIES AND EQUITY	$14,412,950.77

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2015a PLUS LLC
Profit and Loss
January - June, 2022

Total
Income
Income - 2015A+ Sales Proceeds	$2,025,274.64
Income - 2015A+ Lease/ Rent Inc	691.56
Income - 2015A+ Payoff/Dispos	487,347.93
Late Charges	1,293.82
Income - HS Interest	322,402.41
Income - HS Other	2,803.23
Gain/Loss on Disposition - REO	1,565,464.73
Total Income	4,405,278.32
Cost of Goods Sold
Expenses on Assets Sold	421,705.53
Acquisition Costs-Assets Sold	1,557,100.69
Total Cost of Goods Sold	1,978,806.22
Gross Profit	2,426,472.10
Expenses
Loan Srvcng - HS	214,120.75
Fund America Fees	5,842.50
Bank Fees	1,118.20
Prof Fees- Legal	90,000.00
Prof Expenses - Accounting	58,196.00
Technology Fee	16,676.03
AHP Asset Management Fees	141,545.85
Professional Fees	107,322.46
Total Expenses	634,821.79
Net Operating Income	1,791,650.31
Other Income
preREO Equity Income	(418,265.76)
Total Other Income	(418,265.76)
Other Expenses
Other Expense	0.08
Interest Expense	126,288.00
Total Other Expenses	126,288.08
Net Other Income	(544,553.84)
Net Income	$1,247,096.47

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Item 4: Exhibits

Exhibit 1A	Operating Agreement of the Company*
Exhibit 1B	Investment Advisory and Management Services Agreement*
Exhibit 1C	Trust Agreement*

*Filed previously

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 30, 2022.

AMERICAN HOMEOWNER PRESERVATION
2015A+, LLC

By: /s/ Jorge Newbery___________________
Jorge Newbery, President & CEO

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jorge Newbery_______________________________

Jorge Newbery, Chief Financial Officer

September 30, 2022

/s/ Jorge Newbery_______________________________

Jorge Newbery, President and Chief Executive Officer

September 30, 2022

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